ScoutCam Inc.

Suite 7A and 3B, Industrial Park, P.O. Box 3030

Omer, Israel 8496500

September 23, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	ScoutCam Inc.
Request to Withdraw Registration Statement on Form S-1
File No. 333-257455

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), ScoutCam Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Company’s Registration Statement on Form S-1, File Number 333-257455, together with all amendments and exhibits thereto (the “Registration Statement”), with such application to be approved effective as of the date hereof or at the earliest practicable date thereafter. The Registration Statement was originally filed on June 28, 2021 and was amended on October 19, 2021.

The Company has determined to withdraw the Registration Statement and not to pursue the public offering at this time. The Company confirms that the Commission has not declared the Registration Statement effective under the Securities Act and no securities were sold in connection with the offering contemplated by the Registration Statement.

The Company also acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements.

If you are in need of additional information, please feel free to contact Joshua Ravitz, Esq. of Herzog Fox & Neeman at +972-3-692-2020.

Very Truly Yours,

SCOUTCAM INC.

		By:	/s/ Tanya Yosef
		Name:	Tanya Yosef
		Title:	Chief Financial Officer

cc:	Joshua Ravitz, Esq.
Herzog Fox & Neeman